Management's Discussion and Analysis of Financial Condition and
Results of Operations of Grand Peak Capital Corp. as at January 29, 2008

The following discussion and analysis of the financial condition and results of operations of Grand Peak Capital Corp. (formerly, "Black Mountain Capital Corporation") (the "Company") should be read in conjunction with the consolidated financial statements and related notes for the fiscal years ended September 30, 2008 and 2007 the ("Financial Statements").  During fiscal year 2007, the Company changed its financial year end from December 31 to September 30.  As such, the discussion pertaining to the fiscal year 2008 results herein will be a twelve month period ended September 30, 2008, and the comparative period ending September 30, 2007 will be a nine month period.  The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are expressed in U.S. dollars.

Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  The Company does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian GAAP.  The information in the following table was extracted from the more detailed consolidated Financial Statements and related notes and should be read in conjunction with such Financial Statements.

Canadian GAAP

	Year Ended	9 Months	Year Ended
	Sept 30,	Ended Sept 30,	December 31
	2008	2007	2006	2005	2004
Revenues	$358	$29	$31	$52	$61

Net Income (loss) operations	416	(106)	(77)	(300)	(1,829)
Net Income (loss) per share
Basic	0.06	(0.01)	(0.01)	(0.05)	(0.31)
Fully diluted	0.05	(0.01)	(0.01)	(0.05)	(0.31)
Total assets	2,330	1,180	448	149	797
Net assets	1,679	565	38	(361)	(49)
Debt	651	615	411	510	847
Shareholders' equity	1,679	565	38	(361)	(49)
Capital stock	,329	3,279	2,649	3,456	3,456
Dividends	–	–	–	-	269
Weighted average common stock outstanding, fully diluted (in thousands of shares)	7,411	13,700	7,940	5,934	5,934

The following selected financial data for the past eight business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2008				2007			2006
	Q4	Q3	Q2	Q1	Q3	Q2	Q1	Q4
	(in thousands, other than per share amounts)
Revenues	$(169)	$947	$25	$18	$29	$14	$2	$89

Net income (loss)	115	847	(57)	(26)	(106)	37	(14)	(34)
Net income (loss) per share
Basic	(0.02)	0.078	(0.01)	(0.01)	(0.01)	(0.003)	(0.002)	(0.005)
Fully diluted	(0.02)	0.078	(0.01)	(0.01)	(0.01)	(0.003)	(0.002)	(0.005)
Total assets	2,330	3,115	2,224	2,252	1,180	625	441	448
Net assets	1,679	2,519	1,579	1,610	566	465	30	38
Debt	651	404	645	642	615	400	411	411
Shareholders' equity (deficit)	1,679	3,219	1,579	1,609	565	225	30	38
Capital stock	4,329	4,350	4,350	4,350	3,279	2,899	3,456	2,649
Weighted average common stock outstanding, fully diluted shares	7,411	14,267	14,267	13,700	13,700	11,033	7,940	7,940

Operating Results

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "accumulated other comprehensive income".

Expenses increased to $254,272 in fiscal 2008 compared to $135,724 in fiscal 2007.  For the period ended September 30, 2008, expenses consisted mainly of professional fees of $95,328, consulting fees of $56,096, bank charges and interest of $30,040 and regulatory, transfer agent and shareholder communication fees of $44,997.

Other income before other items includes interest and royalty income of $43,952 for fiscal 2008 compared to revenues of $29,386 for the fiscal 2007.  In the third quarter of fiscal 2008, the Company entered into various property management and consulting agreements that provided a substantial increase in revenues but by the year end only $314,158 of these revenues were earned.  Property consulting revenues earned the third quarter of fiscal 2008 were adjusted as those fees were never collected due to a delay in the real estate transactions.  The quarter three property management and consulting revenues were adjusted from $623,062 to $160,650.

The Company reported a net income of $415,866 in fiscal 2008 compared to a net loss of $106,337 in fiscal 2007, due primarily to property management and consulting fees earned in fiscal 2008.  Basic and diluted gain per common share was $0.06 and $0.05 in 2008 compared to losses of $0.01 and $0.05, respectively, in fiscal 2007.

The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

Effective November 20, 2007, the Company consolidated (the "Consolidation") all of the issued and outstanding common shares (the "Shares") of the Company at a ratio of five currently issued and outstanding Shares for one new Share, so that the 17,333,514 Shares without par value issued and outstanding were consolidated into approximately 3,466,702 Shares without par value.  Any fractional Share(s) resulting from the Consolidation were rounded down to the nearest whole number.  In conjunction with the Consolidation, the Company changed its name to "Grand Peak Capital Corp."  The new trading symbol for the Shares following the effective date is "GPK.U" on the TSX Venture Exchange and "GPKUF" on the OTCBB.

On December 17, 2007, the Company completed a non-brokered private placement for 5,000,000 units (each, a “Unit") for a price of US$0.21 per Unit.  Each Unit consists of one common share of the Company and one share purchase warrant (a "Warrant").  Each Warrant entitles the holder to purchase one common share of the Company at a price of US$0.28 for a term of two years from the date of issue of such Warrant. The Company raised in aggregate US$1,050,000 from the sale of the Units.

The Company, in the normal course of its business, continues to make investments in various publicly traded companies, real estate projects and other promising ventures.

Inflation

The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

The Company's operations are conducted in both Canada and the US and its consolidated financial results are therefore subject to currency exchange rate fluctuations.  The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar.  Under this method, all resulting exchange differences are reported as a separate component of shareholders’ equity under accumulated other comprehensive income.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies, described below, that are the most important to the portrayal of its current financial condition and results of operations.  The significant accounting policies are disclosed in Note 2 to the consolidated financial statements included in this annual report.

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Liquidity and Capital Resources

The Company's principal assets consist of cash. The Company's principal sources of funds are its available cash resources, bank financing and public financing.  The Company also earns income in relation to its property management and consultation activities. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At September 30, 2008, the Company's readily available cash increased to $722,471 compared to $756,652 at September 30, 2007. Total current assets at September 30, 2008 increased to $1,760,601 from $888,186 at September 30, 2007, due primarily to financing activities in fiscal 2008.

Operating activities generated cash of $239,310 in fiscal 2008 compared to $17,357 during fiscal 2007, predominately from the property management and consulting revenues during the year.  Investing activities reduced cash in the amount of $1,305,034 from the purchase of short term investments and marketable securities during fiscal 2008 compared to investing activities reducing cash of $374,235 in fiscal 2007.  Financing activities generated cash of $1,050,000 from the issuance of common shares in fiscal 2008 compared to $630,000 in fiscal 2007.

In June 2007, the Company purchased a pre-built condominium unit in Toronto, Ontario, Canada, as a long-term investment, for a purchase price of CDN$1,115,050.  The payment schedule with respect to the condominium is as follows:

•	$111,605 paid as cash deposits;

•	$111,605 on July 1, 2008;

•	$55,803 on January 1, 2009; and

•	$836,037 due upon completion.

The expected completion date of the condominium is November 2010.  The Company intends to fund the purchase price of the condominium through a combination of equity and debt financing. The potential risks associated with a long term real estate investment, including the condominium, is that the general value of real estate may decline, which risk may be compounded by a lack of available mortgage financing.

Financial Position

Total assets of the Company at September 30, 2008 increased to $2,330,863 compared to $1,180,053 at September 30, 2007, predominately from public financings.  The Company's liabilities increased to $651,507 as of September 30, 2008 compared to $614,999 as of September 30, 2007 due largely to the payment of accounts payable and accrued liabilities during the year.  The Company reported loans payable of $500,255 as of September 30, 2008.

Shareholders' Equity

Shareholders' equity as at September 30, 2008 was $1,679,356 compared to $565,054 as at September 30, 2007.  The Company had 8,466,702 shares issued and outstanding and a weighted average number of common shares outstanding of 7,411,907 as at September 30, 2008.

Disclosure Controls and Procedure and Internal Controls

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedure are designed to provide reasonable assurance that all relevant information is fathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the year covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, as appropriate, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the year covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under National Instrument 52-109-Certification of Disclosure in Issuers' Annual and interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under National Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

There have been no changes in the Company's internal controls over financial reporting that occurred during the year of 2008, the most recent interim period, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Subsequent Events

The Company completed a non-brokered private placement for 5,500,000 units on October 31, 2008. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of US$0.23 for a term of two years from the date of issue of such warrant. The Company has raised in aggregate US$935,000 from the sale of the units priced at US$0.17 per unit.

The Company, in the normal course of its business, continues to make investments in various publicly traded companies, real estate projects and other promising ventures.

Additional Information

Effective March 27, 2008, Thomas J. Kennedy was appointed as director of the Company upon the resignation of Mahmoud S. Aziz.  Mr. Aziz stepped down from the board of directors in order to dedicate his time to his principal business activities.

In January 2009, the Company received an Order from the Supreme Court of Yukon authorizing it to convene an annual and special meeting of its shareholders for the purpose of, among other things, considering and approving a plan of arrangement (the "Arrangement").  Under the Arrangement, Lucky Minerals Inc. ("Lucky Minerals"), a wholly owned subsidiary of the Company, will acquire all of the Company's interest in the Nico Property, located north of the town of Amos, in the Abitibi Regional County Municipality, in exchange for common shares of Lucky Minerals, which will be distributed to Grand Peak's shareholders pursuant to the Arrangement.  Upon closing of the Arrangement, each Grand Peak shareholder, as of the record date, set out in the Arrangement, will receive one new common share in the capital of the Company and its pro-rata share of the Lucky Minerals common shares to be distributed under the Arrangement for each currently held Grand Peak share.

Additional Information relating to the Company is available on SEDAR at www.sedar.com.